Exhibit 99.1

Consolidated Financial Statements

ROCK-GREEN, INC.

Years Ended December 31, 2008, 2007 and 2006

with

Report of Independent Registered Public Accounting Firm

CONTENTS

Page

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements

Consolidated balance sheets
December 31, 2008 and 2007	3

Consolidated statements of income
Years ended December 31, 2008, 2007 and 2006	4

Consolidated statements of changes in stockholders’ equity
Years ended December 31, 2008, 2007 and 2006	5

Consolidated statements of cash flows
Years ended December 31, 2008, 2007 and 2006	6

Notes to the Consolidated Financial Statements	7

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors of

Rock-Green, Inc.

We have audited the accompanying consolidated balance sheets of Rock-Green, Inc. (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rock-Green, Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

/S/ ERNST & YOUNG LLP
New York, New York	Ernst & Young LLP
February 18, 2009

ROCK-GREEN, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2008 and 2007

(Thousands of dollars, except per share data)

	2008	2007
Assets
Current Assets:
Cash and cash equivalents	$40,898	$43,670
Accounts receivable, net of allowance of $95 in 2008 and 2007	869	1,380
Due from related parties	5	217
Prepaid expenses	2,916	134
	44,688	45,401
Fixed Assets, at cost:
Land	24,508	24,508
Building and improvements	232,047	230,031
Other fixed assets	1,201	1,201
	257,756	255,740
Less accumulated depreciation	(141,266)	(135,964)
	116,490	119,776
Deferred costs, net of accumulated amortization of $54,632 and $50,473, in 2008 and 2007, respectively	58,003	63,885
Deferred rents receivable, net	71,061	71,315
Other assets	2,219	2,389
Total Assets	$292,461	$302,766

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable and accrued expenses	$10,619	$11,323
Due to related parties	3,316	654
Accrued federal, state and local taxes	20	127
Deferred revenue	4,143	6,477
	18,098	18,581

Loan payable	170,000	170,000
Other non-current liabilities	6,861	4,103
Total Liabilities	194,959	192,684

Stockholders’ Equity:
Preferred stock, $1,000 par value; 125 shares, authorized, issued and outstanding	125	125
Common stock, $2 par value; 2,000 shares, authorized, issued and outstanding	4	4
Additional paid-in capital	64,887	64,887
Accumulated other comprehensive income (loss)	(4,213)	(1,688)
Retained earnings	36,699	46,754
Total Stockholders’ Equity	97,502	110,082
Total Liabilities and Stockholders’ Equity	$292,461	$302,766

See accompanying notes

ROCK-GREEN, INC.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2008, 2007 and 2006

(Thousands of dollars)

	2008	2007	2006

Rental Revenues:
Fixed, percentage and consideration revenues	$122,816	$118,608	$117,220
Operating and real estate tax escalations	22,114	19,817	19,297
Rental revenues – related parties	3,521	3,624	3,055

Total Rental Revenues	148,451	142,049	139,572

Sales of services	10,666	10,605	10,734
Sales of services – related parties	289	305	276

Total Revenues	159,406	152,959	150,582

Operating Expenses:
Real estate taxes	30,128	28,909	27,412
Building operating expenses	26,581	23,450	21,753
Building operating expenses – related parties	9,123	8,861	8,302
Cost of service sales	6,721	6,706	6,840
Cost of service sales – related parties	146	153	184

Total Operating Expenses	72,699	68,079	64,491

Gross Operating Profit	86,707	84,880	86,091

Other Operating Expense (Income):
Interest expense	8,504	10,592	10,457
Interest income	(961)	(1,851)	(1,755)
Depreciation expense	5,302	5,247	5,154
Amortization expense	7,227	7,480	7,933
General and administrative (income) expense	(28)	56	48
Other income	(382)	(395)	(425)
Income before benefit for taxes	67,045	63,751	64,679

Benefit for taxes	(105)	—	(1,691)

Net Income	$67,150	$63,751	$66,370

See accompanying notes

ROCK-GREEN, INC.

CONSOLIDATED STATEMENTS OF

CHANGES IN STOCKHOLDERS’ EQUITY

Years ended December 31, 2008, 2007 and 2006

(Thousands of dollars)

	Total	Common Stock	Preferred Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings

Balances at December 31, 2005	$107,303	$4	$125	$64,887	$(38)	$42,325

Net income for the year	66,370	—	—	—	—	66,370

Other comprehensive income	579	—	—	—	579	—

Total comprehensive income	66,949	—	—	—	—	—

Dividend	(62,624)	—	—	—	—	(62,624)

Balances at December 31, 2006	111,628	4	125	64,887	541	46,071

Net income for the year	63,751	—	—	—	—	63,751

Other comprehensive loss	(2,229)	—	—	—	(2,229)	—

Total comprehensive income	61,522	—	—	—	—	—

Dividend	(63,068)	—	—	—	—	(63,068)

Balances at December 31, 2007	110,082	4	125	64,887	(1,688)	46,754

Net income for the year	67,150	—	—	—	—	67,150

Other comprehensive loss	(2,525)	—	—	—	(2,525)	—

Total comprehensive income	64,625	—	—	—	—	—

Dividend	(77,205)	—	—	—	—	(77,205)

Balances at December 31, 2008	$97,502	$4	$125	$64,887	$(4,213)	$36,699

See accompanying notes

ROCK-GREEN, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2008, 2007 and 2006

(Thousands of dollars)

	2008	2007	2006
Cash Flows from Operating Activities:
Net income	$67,150	$63,751	$66,370
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,529	12,727	13,087
Accretion of interest	131	156	187
Deferred rents receivable, net	254	(3,643)	(2,687)
Changes in certain assets and liabilities	(5,627)	7,551	(2,857)
Increase (decrease) due to related parties, net	2,874	(2,848)	398
Net cash provided by operating activities	77,311	77,694	74,498
Cash Flows from Investing Activities:
Capital expenditures	(1,493)	(799)	(1,182)
Deferred expenses paid	(1,385)	(4,154)	(7,210)
Net cash used by investing activities	(2,878)	(4,953)	(8,392)
Cash Flows from Financing Activities:
Dividend distributions	(77,205)	(63,068)	(62,624)
Deferred financing cost	—	—	(16)
Net cash used in financing activities	(77,205)	(63,068)	(62,640)

Net (decrease) increase in cash and cash equivalents	(2,772)	9,673	3,466

Cash and cash equivalents, beginning of year	43,670	33,997	30,531

Cash and cash equivalents, end of year	$40,898	$43,670	$33,997

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest expense	$8,073	$10,339	$10,159

See accompanying notes

ROCK-GREEN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

1.  Organization

Rock-Green, Inc., (the “Company”) a New York State corporation, is 55% owned by Rockefeller Group International, Inc. (RGII) and 45% owned by Green Hill Acquisition, LLC.  The Company owns and operates a 2.5 million square foot office building (the “Property”) known as the McGraw-Hill Building located at 1221 Avenue of the Americas, New York, New York.  In addition, the Company owns two adjacent properties totaling approximately 17,000 square feet.

2.  REIT Election

The Company made an election to qualify as a REIT under the Tax Code for the taxable year ending December 31, 2004 and for all subsequent years.

The Company had historically been subject to taxes as a C corporation.  The Company elected to be taxed as a REIT, commencing with its taxable year ending December 31, 2004, upon the filing of its federal income tax return for that year.  Qualification and taxation as a REIT depends upon the Company’s ability to satisfy various asset, income and distribution requirements on a continuing basis.  The Company believes that its organizational and operational structure as well as its intended distributions will enable it to qualify as a REIT and maintain such status in the future.  As a REIT, the Company is entitled to a deduction for dividends that it pays and therefore is not subject to federal income tax on its taxable income that is currently distributed to its shareholders.

The Company has formed a wholly owned subsidiary to provide certain services to tenants.  The subsidiary is subject to tax on income earned from these services.

In order to enable the Company to qualify as a REIT in 2004, the Company was required to pay a dividend of its accumulated Earnings & Profits by the end of 2003.  Accordingly, the Company paid a dividend of $230 million, which it believes to be sufficient to meet this requirement.

Also to satisfy ownership requirements for a REIT, the Company issued 125 shares of $1,000 par value non-voting preferred stock.  These shareholders are entitled to receive dividends semiannually at a per annum rate equal to 12.5% of the liquidation value of $1,000 per share.  This preferred stock is redeemable by the Company for $1,000 per share, plus accumulated and unpaid dividends and includes a redemption premium if the stock is redeemed before the year 2009.

As a REIT, the Company will be subject to corporate level tax (“built-in gains tax”) on any appreciated property (i.e., property whose fair market value exceeds its adjusted tax basis as of the date of conversion) that it owned as of the date of conversion to a REIT if such property is disposed of in a taxable transaction at any time through 2013.  The built-in gains tax applies to that portion of the gain equal to the excess of the fair market value of the property over its tax basis as of the date of conversion.  The Company does not intend to enter into any taxable sale of its property during this period.

ROCK-GREEN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

3.  Significant Accounting Policies

(a)                    Principles of consolidation

The consolidated financial statements include accounts of the Company and its subsidiaries, all of which are wholly-owned by the Company.  All significant intercompany balances and transactions have been eliminated.

(b)                   Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents.

(c)                    Fixed assets

Land, building and improvements, and other fixed assets are carried at cost. Expenditures for maintenance and repairs are expensed as incurred.  All direct and indirect costs of acquisition of the building have been capitalized.

Depreciation is computed using the straight-line method over the estimated useful lives of the building (50 years) and other depreciable assets (5-35 yrs).

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.  If this review indicates that the carrying value will not be recoverable, as determined based on the projected undiscounted future cash flows, the carrying value is reduced to its estimated fair value.   Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

(d)                   Revenue recognition

The Company accounts for all leases as operating leases.  Deferred rents receivable, net, including free rental periods and lease arrangements allowing for increasing base rental payments, are accounted for in a manner that provides an even amount of fixed lease revenues over the respective lease terms in accordance with the provisions of SFAS No. 13, “Accounting for Leases”.

Differences between rental income recognized and amounts due per the respective lease agreements are credited or charged, as applicable, to deferred rents receivable.  The Company reduced rents by $254,000 and recorded $3,643,000 and $2,687,000 of excess rents over amounts contractually due pursuant to tenant lease terms for the years ended December 31, 2008, 2007 and 2006, respectively.

ROCK-GREEN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(e)          Fair value of financial instruments

The Company’s valuation methodologies for financial assets and liabilities have been measured at fair value in accordance with SFAS No. 157, “Fair Value Measurements” effective January 1, 2008. Such valuation methodologies were applied to the Company’s financial assets and liabilities carried at fair value, which consist solely of the interest rate swap agreements. Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.   Fair value is based upon quoted market prices, where available.  If listed prices or quotes are not available, then fair value is based upon internally developed models that primarily use inputs that are market-based or independently-sourced market parameters, including interest rate yield curves. In accordance with SFAS No. 157, the Company incorporates credit valuation adjustments in the fair values of its interest rate swap agreements to reflect counterparty nonperformance risk.

While the Company believes its valuation methods are appropriate and consistent with other market participants, considerable judgment is required in interpreting market data to develop estimates of fair value. As a result, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in different estimates of fair value and the differences could be material. Furthermore, the methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

(f)            Accounts receivable

The Company makes estimates of the uncollectability of its accounts receivable related to base rents, tenant escalations and reimbursements, and other revenues.  The Company analyzes accounts receivable and historical bad debt levels, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.  The Company wrote off approximately $26,000 of accounts receivable in 2007.  There were no write-offs in 2008 or 2006.

(g)         Deferred expenses

Deferred expenses, which represent certain expenditures incurred in obtaining new tenants and preparing the premises for occupancy, are amortized using the straight-line method over the terms of the related tenants’ leases or its estimated useful life, whichever is shorter.

Deferred costs incurred in connection with obtaining debt financing are being amortized over the term of the loan using the straight-line method, which approximates the effective interest rate method.

ROCK-GREEN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(h)         Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

(i)             Accounting for derivative instruments and hedging activities

The Company applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended.

SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value.  Changes in fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether the derivative is designated as part of a hedge transaction.

For cash-flow hedge transactions in which the Company is hedging the variability of cash flows related to a variable-rate asset, liability, or a forecasted transaction, changes in fair value of the derivative instrument are reported in other comprehensive income (loss).  The gains and losses on the derivative instrument that are reported in other comprehensive income (loss) are reclassified to earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of the change in the fair value of the derivative is recognized directly in earnings.

(j)             Concentration of Company’s revenue and credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash investments in excess of insured amounts and tenant receivables. The Company places its cash investments with high quality financial institutions. Management of the Company performs ongoing credit evaluations of its tenants and requires certain tenants to provide security deposits. Although these security deposits are insufficient to meet the terminal value of a tenant’s lease obligation, they are a measure of good faith and a source of funds to offset the economic costs associated with lost rent and the costs associated with releasing the space.

(k)          Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, “Fair Value Measurements”, or SFAS No. 157. SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. SFAS No. 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS No. 157 applies whenever other standards require assets or liabilities to be measured at fair value. This statement is effective in fiscal years beginning after November 15, 2007. In February 2008, the FASB delayed the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008. The Company adopted this

ROCK-GREEN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

standard on January 1, 2008 for the fair value measurement of its financial assets and financial liabilities. It did not have a material effect on the Company’s consolidated financial statements.  In addition, the Company does not expect the adoption of this statement for nonfinancial assets and nonfinancial liabilities to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115”, or SFAS No. 159. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This statement is effective for fiscal years beginning after November 15, 2007 (year ended December 31, 2008 for the Company).  The Company has not elected to measure any of its financial assets or financial liabilities in accordance with SFAS No. 159 for the year ended December 31, 2008 and thus adoption of this standard did not have an effect on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133”, or SFAS No. 161. The Statement requires entities to provide greater transparency about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations, and cash flows.  SFAS No. 161 is effective on January 1, 2009.  The Company does not expect this statement to have a material impact on its consolidated financial statements.

4.  Asset Retirement Obligation

Effective December 31, 2006, the Company implemented Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”), an interpretation of SFAS No. 143, “Accounting for Asset Retirement Obligations.” Under FIN 47, a conditional asset retirement obligation (“CARO”) must be recorded if the liability can be reasonably estimated. A CARO is an obligation that is settled at the time an asset is retired or disposed of and for which the timing and/or method of settlement are conditional on future events. Management has reasonably estimated the liability to remediate asbestos which exists in certain limited areas of the Property.

The changes in the carrying amount of the asset retirement obligation are as follows:

($000s)	2008	2007	2006

Asset retirement obligation at January 1	$2,957	$3,557	$3,370
Change in estimates, net	—	48	—
Payments during the year	—	(804)	—
Accretion of interest	131	156	187
Asset retirement obligation at December 31	3,088	2,957	3,557
Less current	(469)	(590)	(756)
Non-current	$2,619	$2,367	$2,801

The above asset retirement obligations at December 31, 2008, 2007 and 2006 are reflected in

ROCK-GREEN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

accounts payable and accrued expenses and other non-current liabilities in the accompanying consolidated balance sheets.  The accretion of interest for the years ended December 31, 2008, 2007 and 2006 is reflected in interest expense in the accompanying consolidated statements of income. Management estimates that the asbestos remediation will be completed by 2019.

5.  Loan Payable

The Company has a $170 million loan with a financial institution with a maturity date of December 23, 2010.  The Loan bears interest at the option of the Company at the Adjusted Eurodollar Rate (Eurodollar Rate plus a margin) or the Adjusted Base Rate (Base Rate plus a margin, with Base Rate defined as the greater of Federal Fund Rate plus a margin or the Prime Rate).  Interest is due on the outstanding principal balance in arrears.  The loan carried an average interest rate of 4.68%, 5.89% and 5.79% during 2008, 2007 and 2006, respectively, and requires periodic interest payments.  The interest rate at December 31, 2008, 2007 and 2006 was 1.60%, 5.65% and 6.12%, respectively.  Total interest expense under this loan was $7,951,000 in 2008, $10,015,000 in 2007, and $9,849,000 in 2006, and is included in interest expense in the accompanying consolidated statements of income. The entire outstanding principal balance is payable on the maturity date.

The estimated fair value of the loan was determined by management, using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop the estimated fair value. Accordingly, the estimate presented herein is not necessarily indicative of the amount the Company could realize on disposition of the loan. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amount.

In accordance with SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, management has made the following disclosures of estimated fair value of the loan. Accordingly, the loan has an estimated fair value of approximately $160.6 million which was $9.4 million less than book value at December 31, 2008.

During 2005, the Company entered into a $30 million interest rate swap agreement with a Bank to hedge $30 million of the $170 million loan. This transaction protects the Company from volatility in interest expense on the hedged portion by effectively fixing the interest rate at 5.56% for the remaining term of the loan. The fair market value of this interest rate swap agreement, which was a liability of $1,971,000 and $819,000 at December 31, 2008 and 2007, respectively, is recorded on the accompanying consolidated balance sheets in other non-current liabilities and accumulated other comprehensive income (loss). Over time, the realized and unrealized gains and losses held in accumulated other comprehensive income (loss) will be reclassified into earnings as an increase or reduction to interest expense in the same periods in which the hedged interest payments affect earnings. The Company estimates that the amount of the losses on the derivative instruments reported in other comprehensive income (loss) that will be re-classified into earnings within the next 12 months through an increase in interest expense will be $1,082,000.

During 2006, the Company entered into an additional $35 million interest rate swap agreement with a Bank to hedge an additional $35 million of the $170 million loan. This transaction protects the Company from volatility in interest expense on the hedged portion by effectively

ROCK-GREEN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

fixing the interest rate at 5.47% for the term of the loan. The fair market value of this interest rate swap agreement, which was a liability of $2,241,000 and $869,000 at December 31, 2008 and 2007, respectively is recorded on the accompanying consolidated balance sheets in other non-current liabilities and accumulated other comprehensive income (loss). Over time, the realized and unrealized gains and losses held in accumulated other comprehensive income (loss) will be reclassified into earnings as an increase or reduction to interest expense in the same periods in which the hedged interest payments affect earnings. The Company estimates that the amount of the losses on the derivative instruments reported in other comprehensive income (loss) that will be re-classified into earnings within the next 12 months through an increase in interest expense will be $1,232,000.

6.  Fair Value of Financial Instruments

The Company’s non-cash financial instruments consist solely of the interest rate swap agreements that hedge the $170 million loan.

Pursuant to SFAS No. 157, the methodologies used for valuing the Company’s interest rate swap instruments have been categorized into three broad levels as follows:

Level 1 - Quoted prices in active markets for identical instruments.

Level 2 - Valuations based principally on other observable market parameters, including

•             Quoted prices in active markets for similar instruments,

•             Quoted prices in less active or inactive markets for identical or similar instruments,

•             Other observable inputs (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates, and

•             Market corroborated inputs (derived principally from or corroborated by observable market data).

Level 3 - Valuations based significantly on unobservable inputs.

•             Level 3A - Valuations based on third party indications (broker quotes or counterparty quotes) which were, in turn, based significantly on unobservable inputs or were otherwise not supportable as Level 2 valuations.

•             Level 3B - Valuations based on internal models with significant unobservable inputs.

Pursuant to SFAS No. 157, these levels form a hierarchy. The Company follows this hierarchy for its financial instruments measured at fair value on a recurring basis. The classifications are based on the lowest level of input that is significant to the fair value measurement.

The following table summarizes such financial assets and liabilities at December 31, 2008:

($000s)	Notional Amount	Carrying Value	Level 2

Liabilities:
Interest rate swaps, treated as hedges	$65,000	$4,213	$4,213

ROCK-GREEN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

7.  Provision for Taxes

The Company has made an election to be taxed as a REIT under the Tax Code.  As a REIT, the Company generally is not subject to federal income tax provided the Company has no taxable income after its dividends paid deduction, except for taxes on income earned by its taxable REIT subsidiary.  To maintain qualification as a REIT, the Company must distribute at least 90% of its REIT taxable income to its stockholders and meet certain other requirements.

During 2008, the Company reversed prior year tax reserves, resulting in a tax benefit of approximately $105.  During 2006, the Company successfully closed certain tax audits which resulted in the reversal of prior year tax reserves.  The reversal of prior year tax reserves resulted in a tax benefit of approximately $1.7 million during the year.

The benefit for income taxes is summarized as follows:

($000s)	2008	2007	2006

Current:
Federal	$1	$—	$1,175
State and local taxes	104	—	516
Total benefit for taxes	$105	$—	$1,691

8.  Tenant Leasing Arrangements

The Company leases office, retail, and storage space to tenants in the Property through non-cancelable operating leases expiring through 2023. The leases require fixed minimum monthly payments over their terms and also adjustments to rent for the tenants’ proportionate share of changes in certain costs and expenses of the building. Certain leases also provide for additional rent which is based upon a percentage of the sales of the lessee.

Minimum future rentals from tenants under noncancelable operating leases as of December 31, 2008 are approximately as follows:

($000s)	Total	RGII and Related Subsidiaries
Year ending December 31:
2009	$126,606	$2,099
2010	128,416	2,096
2011	129,365	2,093
2012	129,240	—
2013	123,709	—
Thereafter	485,108	—
Total	$1,122,444	$6,288

Total minimum future rental income represents the base rent tenants are required to pay under the terms of their leases exclusive of charges for electric service, real estate taxes, and other

ROCK-GREEN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

escalations.  Future rentals from three unrelated parties in the businesses of financial services and publishing amount to approximately 59.8% of total minimum future rentals listed above.  Rental income from these tenants amounted to approximately 62%, 64% and 59% of total rental revenues for the years ended December 31, 2008, 2007 and 2006, respectively.  These tenants’ leases expire in 2013, 2018 and 2020.  RGII’s lease expires on December 31, 2011.

During 2007 and 2006, the Company recorded $126,000 and $2.5 million, respectively of early termination revenue, which is included in fixed, percentage and consideration revenue on the accompanying consolidated statements of income, due to the early terminations of certain tenants.  There was no early termination revenue in 2008.

9.  Related Party Transactions

Rental revenues and sales of services included $3,810,000, $3,929,000 and $3,331,000 from RGII and related subsidiaries for the years ended December 31, 2008, 2007 and 2006, respectively.  Accounts receivable included $5,000 and $217,000 due from RGII at December 31, 2008 and 2007, respectively, related primarily to operating and real estate tax escalation.

The Company receives a number of management and operating services from RGII and its affiliates.  Amounts included in operating expenses for these services were $9,123,000,  $8,861,000 and $8,302,000 for the years ended December 31, 2008, 2007 and 2006, respectively.  The management agreement remains in effect until March 31, 2020 and shall automatically be renewed for five successive 20-year periods.

At December 31, 2008 and 2007, the balances due to RGII affiliates amounted to $3,316,000 and $654,000, respectively, and consisted primarily of amounts for services performed by RGII affiliates.

At December 31, 2008 and 2007, the balance included in deferred rents receivable — net from RGII and related subsidiaries amounted to $892,000 and $1,078,000 respectively. In addition, the Company reduced rents by $186,000 and recorded $467,000 and $58,000 of excess rents over amounts contractually due pursuant to tenant lease terms for the years ended December 31, 2008, 2007 and 2006, respectively.

10. Supplemental Cash Flow Information

Noncash operating, investing and financing activities:

In 2008, the Company had net noncash additions to building and improvements and deferred costs of approximately $1,636,000 and an increase in the derivative liability of approximately $2.5 million.  In conjunction with these additions, accounts payable and accrued expenses were increased for $1,636,000 and other comprehensive income (loss) was decreased by approximately $2.5 million.

In 2007, the Company had net noncash additions to building and improvements and deferred costs of approximately $782,000 and a decrease in the derivative asset of approximately $541,000 and an increase in the derivative liability of approximately $1.7 million.  In conjunction with these additions, accounts payable and accrued expenses were increased for

ROCK-GREEN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

$782,000 and other comprehensive income (loss) was decreased by approximately $2.2 million.

In 2006, the Company had net noncash additions to building and improvements, deferred costs, and deferred rents receivable of approximately $10,205,000 and an increase in the derivative asset of approximately $579,000. In conjunction with these additions, accounts payable and accrued expenses and other non-current liabilities were increased for $10,205,000 and other comprehensive income (loss) was increased by $579,000.

Cash flows from changes in certain assets and liabilities:

The cash flows from changes in certain assets and liabilities of the Company as of December 31, 2008, 2007 and 2006 were as follows:

($000s)	2008	2007	2006

Decrease (increase) in:
Accounts receivable, net	$511	$114	$(188)
Prepaid expenses	(2,602)	3,019	(376)
Other current assets	(204)	72	39
Investment in subsidiaries	78	125	(230)
Other assets	116	135	93
Increase (decrease) in:
Accrued federal, state and local taxes	(107)	—	(1,691)
Other current liabilities	(2,334)	4,156	252
Amortization of deferred financing costs	371	371	370
Other non-current liabilities	572	(15)	(86)
Accounts payable and accrued expenses	(2,028)	(426)	(1,040)
Total (decrease) increase in certain assets and liabilities	$(5,627)	$7,551	$(2,857)